UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description TR-1 Standard Notification of Major Holdings dated 15 July 2025

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		ARGO BLOCKCHAIN PLC ISIN GB00BZ15CS02
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		J.P. Morgan Securities LLC
City and country of registered office (if applicable)
4. Full name of shareholder(s) (if different from 3.) v
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached vi:		10-Jul-2025
6. Date on which issuer notified (DD/MM/YYYY):		14-Jul-2025
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	Below Minimum Threshold	Below Minimum Threshold	Below Minimum Threshold	Below Minimum Threshold
Position of previous notification (if applicable)	0.395084	5.944630	6.339714

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
	Direct (DTR5.1)		Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BZ15CS02			Below Minimum Threshold		Below Minimum Threshold

SUBTOTAL 8. A	Below Minimum Threshold			Below Minimum Threshold

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x		Exercise/Conversion Period xi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
J.P Morgan Securities LLC	-	-	-
J.P Morgan Securities LLC	--	-	-

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi

Place of completion	London, United Kingdom
Date of completion	14-Jul-2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 July, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer